Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Resolution Passed at the Extraordinary General Meeting on 20 October 2016

Election and Appointment of Director

Resolutions Passed at the Extraordinary General Meeting on 20 October 2016 (the “EGM”)

Reference is made to the notice of the EGM of PetroChina Company Limited (the “Company”) dated 31 August 2016, in relation to election of a director of the Company.

The board of directors of the Company (the “Board of Directors”) is pleased to announce that the EGM was held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC, at 9 a.m. on 20 October 2016 by way of physical meeting.

The meeting was convened by the Board of Directors, and was chaired by Mr. Wang Dongjin, Vice Chairman of the Board of Directors. Part of the Company’s directors and supervisors, as well as secretary to the Board of Directors, attended the EGM. Other relevant members of the senior management were also present. The EGM was legally and validly convened in compliance with the requirements of the Company Law of the PRC and the Articles of Association of the Company.

At the EGM, the following resolution was considered and approved by way of poll, and the poll results of the votes are as follows:

			Number of votes cast and percentage of total number of votes cast
Resolution			For	Against	Abstain	Passing Rate
1.	To consider and approve the election of Mr. Zhang Jianhua as a director of the Company	Total	159,640,845,916	3,798,890,828	616,634,205	97.309%
		of which: A shares	157,425,212,407	4,570,248	0
		H shares	2,215,633,509	3,794,320,580	616,634,205

As the above resolution numbered 1 was passed by a simple majority, the resolution was duly passed as an ordinary resolution.

As at the date of the EGM:

(1)	The issued share capital of the Company and total number of Shares entitling the holders to attend and vote for or against the resolution set out above at the EGM: 163,439,736,744 Shares comprising 157,429,782,655 A Shares and 6,009,954,089 H Shares.

(2)	Information on the Shareholders and proxies who attended and voted at the EGM is as follows:

Number of Shareholders or proxies who attended and voted at the EGM	32
Total number of voting shares of the Company held by such attending Shareholders or proxies	164,056,370,949
of which: A Shares H Shares	157,429,782,655 6,626,588,294
Percentage of such voting shares of the Company held by such attending Shareholders or proxies, as compared with the total number of voting shares of the Company(%)	89.638%
of which: A Shares (%) H Shares (%)	86.017 3.621	% %

(3)	There were no Shares of the Company entitling the holders to attend and vote only against the resolutions at the EGM.

(4)	The poll results were subject to scrutiny by Mr. Hu Yinyu and Mr.Wu Enlai, Shareholders of the Company, Mr. Li Jiamin, Supervisor of the Company, Ms. Gao Yimin of King and Wood Mallesons and Ms. Wang Mengtao of Computershare Hong Kong Investor Services Limited .Computershare Hong Kong Investor Services Limited acted as the scrutineer for the vote-counting.

Election and Appointment of Director

The Board of Directors is pleased to announce that according to the poll results of the EGM, Mr. Zhang Jianhua was elected as a director of the Company. Please refer to the announcement in relation to the proposed appointment of director published on 24 August 2016 by the Company for the resume of Mr. Zhang Jianhua.

The Company will take necessary measures as soon as practicable to meet the requirements on the number of independent non-executive directors under Rule 3.10A of the Listing Rules, and will make further announcement as and when appropriate.

By order of the Board

PetroChina Company Limited

Wu Enlai

Secretary to the Board

Beijing, China

20 October 2016

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Wang Dongjin as Vice Chairman and executive director; Mr. Zhang Jianhua, Mr. Yu Baocai, Mr. Shen Diancheng, Mr. Liu Yuezhen and Mr. Xu Wenrong as non-executive directors; Mr. Liu Hongbin and Mr. Zhao Zhengzhang as executive directors; and Mr. Chen Zhiwu, Mr. Richard H. Matzke, Mr. Lin Boqiang and Mr. Zhang Biyi as independent non-executive directors.